DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

October 30, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara and Joe McCann

Re:	Aptose Biosciences Inc.

Registration Statement on Form S-1

Filed August 2, 2024

File No. 333-281201

Dear Sirs and Mesdames:

On behalf of our client, Aptose Biosciences Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response to the Staff’s letter of comment, dated August 2, 2024 (the “Comment Letter”), in respect of the above noted filing. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Registration Statement on Form S-1

Cover Page

1.	Please revise your cover page to disclose the date your best efforts offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

The requested disclosure has been provided on the cover page of the prospectus.

*   *   *

U.S. Securities and Exchange Commission

October 30, 2024

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

cc:	William G. Rice

Fletcher Payne

Aptose Biosciences Inc.